July 10, 2024

Via EDGAR:

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Warner Bros. Discovery, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed May 9, 2024
File No. 001-34177

Dear Ladies and Gentlemen:

Warner Bros. Discovery, Inc. (the “Company”) has received your letter dated July 9, 2024 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K and Current Report on Form 8-K of the Company.

The Company is working to respond to the Comment Letter but will require additional time to respond to the Staff’s comments. Accordingly, the Company is requesting an extension until August 6, 2024.

We appreciate the Staff’s consideration of this matter. If you have any questions regarding this letter, please do not hesitate to call me at 240-662-3512.

Sincerely,

/s/ Savalle Sims
Savalle Sims
Chief Legal Officer
Warner Bros. Discovery, Inc.

cc:    Claire DeLabar, Securities and Exchange Commission
    Robert Littlepage, Securities and Exchange Commission

230 Park Avenue South, New York, NY 10003
wbd.com